Exhibit 99.3

XX March 2013 Q1-2014 Financial Results Conference Call May 9th 2014

Q4-2013 Conference and webcast details 2 .. CEO David Reis .. CFO & COO Erez Simha .. VP, Investor Relations Shane Glenn Speakers Live Dial-in Information PRIMARY DIAL-IN: (866) 318-8617 INTERNATIONAL DIAL-IN: (617) 399-5136 PARTICIPANT PASSCODE: 37260413 PRIMARY DIAL-IN: (866) 318-8617 INTERNATIONAL DIAL-IN: (617) 399-5136 AVAILABLE FROM: 5/09/2014 12:30 PM ET AVAILABLE TO: 5/16/2014 11:59 PM ET PARTICIPANT PASSCODE: 87845736 ONLINE LIVE WEBCAST AND REPLAY: http://www.media-server.com/m/p/zig8t74z Replay Dial-in Information

Stratasys Forward looking statement Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to acquisitions) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, and Harvest Technologies after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and  generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission and in other reports that the company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Experienced strong revenue growth of 54%, including 33% organic revenue growth, driven by sales of higher-margin products and services Strong growth of our higher-margin products contributed to an impressive gross margin of 61% for the first quarter Invested aggressively in sales, marketing, and product development projects during the first quarter, with emphasis on MakerBot products Announced a major new initiative with our agreements to acquire Solid Concepts and Harvest Technologies 4 Summary Impressive contribution from MakerBot of $20.6 million for the first quarter, as the desktop segment continues rapid expansion Maintain positive outlook and continue to position the company for future growth through enhancements in our organizational structure

Financial Results Stratasys Ltd. Non-GAAP ($ in millions unless noted otherwise) 5 Quarter Highlights: .. Revenue growth of 54% YOY .. Organic revenue growth of 33% YOY .. Non-GAAP GM rose to 61% from 59% .. Non-GAAP net income growth of 17% YOY Q1-13 Q1-14 Change YOY Unit Sales 1,168 8,802 653.6% Total Revenue $98.2 $151.2 +53.9% Revenue/ Employee 0.084 0.079 -6.9% Gross Profit % margin 57.9 59.0% 92.1 60.9% +59.1% Operating Expenses % of sales 37.6 38.3% 69.4 45.9% +84.5% Operating Profit % margin 20.3 20.7% 22.8 15.1% +12.1% Pre-tax Profit % margin 20.8 21.2% 21.4 14.2% +2.9% Tax Rate 15.1% 3.8% -74.6% EBITDA 25.1 26.0 +3.5% Net Income % margin 17.6 17.9% 20.6 13.6% +17.2% EPS (Diluted) $0.43 $0.40 -6.5% Diluted Shares 41.1 51.2 +24.8%

Financial Results Revenue Stratasys Ltd. Non-GAAP ($ in millions) 6 Total Revenue - Quarter Total Revenue .. Quarterly Trend Quarter Highlights: .. System revenue +71% YOY .. Consumable revenue +36% YOY .. Maintenance Revenue and Related Services +64% YOY $82.8 $129.5 $15.4 $21.7 Q1-2013 Q1-2014 Product Service $82.8 $90.4 $108.3 $135.6 $129.5 $15.4 $16.3 $17.7 $20.2 $21.7 Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Product Service

Financial Results System Unit Sales1 Stratasys Ltd. 7 Total Units .. Quarter Total Units .. Quarterly Trend (1) Includes systems sold by Stratasys, Inc. in all periods; and units for MakerBot starting only on August 15, 2013 Quarter Highlights: .. MakerBot impact .. Launch of the Objet500 Connex3 Color Multi-Material 3D Printer .. Fortus FDM strength 1,168 8,802 Q1-2013 Q1-2014 System Unit Sales System Unit Sales 1,168 1,261 5,925 10,963 8,802 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1-14 System Unit Sales System Unit Sales

63.9% 62.9% 62.3% 62.9% 63.5% 32.1% 38.5% 37.6% 41.9% 45.8% 59.0% 59.2% 58.8% 60.2% 60.9% Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Product Gross Margin Service Gross Margin Total Gross Margin Gross Margin .. Quarterly Trend ($ in millions unless noted otherwise) Q1-13 Q1-14 % Change YOY Product Revenue % of sales $82.8 84.3% $129.5 85.7% +56.3% Service Revenue % of sales 15.4 15.7% 21.7 14.3% +40.9% Product Gross Profit % margin 53.0 63.9% 82.2 63.5% +55.2% Service Gross Profit % margin 4.9 32.1% 9.9 45.8% +100.6% Total Gross Profit % margin 57.9 59.0% 92.1 60.9% +59.1% Financial Results Gross Profit Stratasys Ltd. Non-GAAP 8 Quarter Highlights: .. Sales of higher-margin products & services .. Better overhead coverage

Operating Profit Analysis .. Quarterly Trend ($ in millions unless noted otherwise) Q1-13 Q1-14 % Change YOY R&D Expense % of sales 9.9 10.1% 15.3 10.1% +54.4% SG&A Expense % of sales 27.7 28.2% 54.1 35.8% +95.2% Total Operating Exp. % of sales 37.6 38.3% 69.4 45.9% +84.5% Total Operating Profit % margin 20.3 20.7% 22.8 15.1% +12.1% 10.1% 8.9% 9.5% 9.9% 10.1% 28.2% 29.9% 30.1% 30.1% 35.8% 20.7% 20.3% 19.2% 20.2% 15.1% Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 R&D Expenses (% of sales) SGA Expenses (% of sales) Operating Margin Financial Results Operating Profit Stratasys Ltd. Non-GAAP 9 Quarter Highlights: .. Significant investments in MakerBot .. Investing for future growth

Financial Results Growth Drivers Stratasys Ltd. Non-GAAP 10 Q1-2014 (YOY) Units Dollars System Revenue +654% +71% Consumables Revenue -- +36% Maintenance Revenue and Related Services -- +64% RedEye Parts Services -- +4%

Financial Results Revenue Geographic Mix Stratasys Ltd. Non-GAAP 11 North America, 50% EMEA, 27% APAC, 22% Other, 1% Geographic Sales Q1-2014 North America, 51% EMEA, 28% APAC, 20% Other, 1% Geographic Sales Q1-2013

Financial Results Balance Sheet Summary Stratasys Ltd. ($ in millions unless noted otherwise) 12 Selected balance sheet items ($ in millions) Q4-13 Q1-14 Cash , Cash Equivalents & Inv. $616.1 $607.5 Accounts Receivable 99.2 106.0 Inventories 88.4 99.8 Net Working Capital 714.4 712.8 Highlights .. $607.5 M in cash, cash equivalents and bank deposits .. $4.9 M in net operating cash flow .. Increased inventory for supply flexibility and new product introductions .. DSO declined to 72 from 74 in Q4

13 $277 $359 $487 $660-$680 $0.94 $1.49 $1.84 $2.15 .. $2.25 $0.75 $0.95 $1.15 $1.35 $1.55 $1.75 $1.95 $2.15 $- $100.00 $200.00 $300.00 $400.00 $500.00 $600.00 FY11 FY12 FY13 FY14 (guidance) Revenue (millions) EPS Financial Results & Projections Stratasys Ltd. Non-GAAP ($ in millions unless noted otherwise) * Periods prior to 2013 are pro forma including Objet, Ltd.

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions unless noted otherwise) Revenue $660 to $680 Non-GAAP Net Income $113.3 to $118.6 (1) Stock-Based Compensation Exp. $25.1 - $28.2 (2) Amortization of Intangibles $64.8 (3) Merger-Related Expenses $8.8 - $9.8 GAAP Net Income $10.5 - $19.9 GAAP Diluted EPS $0.20 - $0.38 Non-GAAP Diluted EPS $2.15 - $2.25 Fiscal 2014 Financial Guidance Revenue (M) $660 - 680 Non-GAAP Diluted EPS $2.15 - $2.25 Financial Guidance Revenue and Earnings Guidance Stratasys Ltd. Non-GAAP 14

Revenue growth Operating margin1 Net income margin1 Effective tax rate1 +20% 20% - 25% of sales 15% - 20% 16% - 21% of sales Financial Guidance Long-Term Target Operating Model Stratasys Ltd. Non-GAAP 15 1 Non-GAAP.

Stratasys Strategic Imperatives 16 Lead in Prototyping Introduce Niche Vertical Applications Expand the Direct Digital Manufacturing (DDM) Business Accelerate New Solutions to the Market Improve 3D Printing Accessibility Improve Customer Intimacy

Stratasys Platforms to Drive Future Growth 17 Solid Concepts, Harvest Technologies & RedEye: Creating a Leading Strategic Platform Focused on Meeting Customers’ Additive Manufacturing Needs Provides Stratasys with Significant Additive Manufacturing and End-Use Parts Production Capabilities, Infrastructure, Capacity and Process Knowhow

Stratasys Organizational Structure 18 Combined organization led by Joe Allison, President of Solid Concepts, with support of the strong management teams of Solid Concepts, Harvest Technologies and RedEye

Stratasys Solid Concepts, Harvest Technologies & RedEye 19 Operate as a Growing, Profitable Business Unit Within SSYS Cross Selling Synergies Establish a Fulfillment Platform for Expanding EUP Strategy Parts Sell 3D Printers 3D Printers S ell Parts

Stratasys Transactions Enhance Shareholder Value 20 ..Enables Stratasys to Leverage Significant Additive Manufacturing Services Experience ..Creates Opportunity For Cross-selling Synergies ..Compelling Financial Benefits ..Clear path to completion ..Transactions subject to customary closing conditions and expected to close early in the upcoming third quarter ..Transactions are expected to be accretive to non-GAAP EPS within the first 12 months after closing Creates Leading Strategic Platform

21

Stratasys

Recent New Product Introductions

2013	Q1 2014
Objet30 OrthoDesk 3D Printer	Objet500 Connex3 Color Multi-Material 3D Printer
Solidscape 3Z MAX	MakerBot Replicator
MakerBot Replicator 2X	MakerBot Replicator Mini
MakerBot Digitizer Desktop 3D Scanner	MakerBot Replicator Z18
MakerBot Flexible Filament	Objet Eden260V Dental Advantage
MakerBot Dissolvable Filament	VeroGlaze Dental
Nylon 12	Endur Simulated Polypropylene
Digital ABS2	




MAX











Stratasys FOR A 3D WORLD

New Innovative Products to Drive Future Growth 22 Impressive Demand for New Products Connex3 and MakerBot Replicator Strong Interest in Upcoming Releases MakerBot Replicator Mini and Z18 Shipping in Q2 2014

Stratasys Structure to Drive Future Growth 23 Acquisition of Certain Assets of Interfacial Solutions: Provides Structure Alignment to Support Future Growth Opportunities .. Strengthens materials R&D skills and bandwidth .. Enables vertical integration of material development and manufacturing .. Increases materials production space and capacity .. Accelerates new materials development, allowing for the introduction of new products to the market faster

Stratasys Structure Alignment to Support Future Growth Opportunities 24 Update on Stratasys .. Objet Integration Phase 1 .. Sales & Channel .. Marketing .. Services Phase 2 .. R&D .. Operations Unified Marketing Integrated Services Operational Alignment Aligned Global Channel Consolidated Global R&D

Impressive Q1 results as market demand remains strong Sales of higher-margin products and services helped drive strong organic revenue growth and a significant increase in gross margin Recent acquisitions intended to create comprehensive parts solution for customers and drive incremental growth opportunities Announced and began shipping multiple new systems and materials, with additional systems scheduled for shipment before end of Q2 25 Summary & Outlook MakerBot product sales strong as we continue to invest for future growth in the rapidly expanding desktop market Maintain positive outlook, and positioning the company for growth through structural enhancements and additional potential acquisitions

XX March 2013 We are Stratasys We shape lives by revolutionizing the way things are made .. We are innovation .. We are fearless leaders .. We are customer driven .. Our quality matters .. Our people make the difference

27 Reconciliation of Pro Forma GAAP to Pro Forma Non- GAAP Results of Operations Stratasys Ltd. Combined ($ in thousands except per share data) Q1-13 Q1-13 Q1-14 Q1-14 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Net sales Products 81,810 $ 1,015 $ 82,825 $ 129,252 $ 235 $ 129,487 $ Services 15,397 - 15,397 21,689 - 21,689 Cost of sales Products 49,043 (19,177) 29,866 61,022 (13,728) 47,294 Services 10,790 (343) 10,447 12,191 (433) 11,758 Gross profit 37,374 20,535 57,909 77,728 14,396 92,124 Operating expenses Research and development, net 10,789 (899) 9,890 16,771 (1,496) 15,275 Selling, general and administrative 43,325 (15,608) 27,717 67,617 (13,522) 54,095 Change in fair value of earn-out obligations - - - (7,495) 7,495 - Operating income (loss) (16,740) 37,042 20,302 835 21,919 22,754 Other income (expense) 514 - 514 (1,336) - (1,336) Income (loss) before income taxes (16,226) 37,042 20,816 (501) 21,919 21,418 Income taxes (benefit) (743) 3,886 3,143 (4,588) 5,408 820 Net income (loss) (15,483) 33,156 17,673 4,087 16,511 20,598 Net income attributable to non-controlling interest 53 40 93 - - - Net income (loss) attributable to Stratasys Ltd. (15,536) $ 33,116 $ 17,580 $ 4,087 $ 16,511 $ 20,598 $ EPS (Diluted) (0.40) $ 0.43 $ 0.08 $ 0.40 $

28 Reconciliation of Non-GAAP Adjustments Stratasys Ltd. Combined Q1-13 Q1-14 Net sales, products Deferred revenue purchase price 1,015 $ 235 $ Cost of sales, products Acquired intangible assets amortization (18,762) (13,225) Non-cash stock-based compensation expense (318) (503) Merger and acquisition related expense (97) - (19,177) (13,728) Cost of sales, services Non-cash stock-based compensation expense (316) (409) Merger and acquisition related expense (27) (24) (343) (433) Research and development, net Non-cash stock-based compensation expense (899) (938) Performance bonus expense - (558) (899) (1,496) Selling, general and administrative Acquired intangible assets amortization (5,461) (5,364) Non-cash stock-based compensation expense (3,958) (4,886) Merger and acquisition related expense (6,189) (1,484) Performance bonus expense - (1,788) (15,608) (13,522) Change in fair value of earn-out obligation Change in Earn-out obligation - 7,495 Income taxes Tax expense related to non-GAAP adjustments 3,886 5,408 Net income attributable to non-controlling interest Depreciation and amortization expense attributable to non-controlling interest 40 - Net income 33,116 $ 16,511 $